SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

Signatures
Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: January 23, 2007	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent NW Calgary, Alberta Canada T2N 1X7

For Immediate Release
Oncolytics Biotech Inc. Announces Appointment of
Vice President, Intellectual Property
CALGARY, AB, — January 23, 2007 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today the appointment of Mary Ann Dillahunty as Vice President, Intellectual Property.
“Ms. Dillahunty possesses a unique combination of experience in the biopharmaceutical industry spanning several decades and ranging from patent portfolio development and prosecution to regulatory affairs consulting, business development and research science,” said Dr. Brad Thompson, President and CEO of Oncolytics. “In addition, she has been involved with the development of Oncolytics’ intellectual property portfolio since 1999 in her role as Oncolytics’ external patent counsel. As part of our management team, Ms. Dillahunty is expected to maximize Oncolytics’ patent potential for REOLYSIN®, while offering senior level counsel to the Company on its strategic development.”
Prior to joining Oncolytics, Ms. Dillahunty was a principal in the law firm of Fish & Richardson, a leading intellectual property firm in the U.S. In 1992, she joined the law firm of Burns, Doane, Swecker & Mathis (now part of Buchanan Ingersoll & Rooney), and subsequently became a partner in the firm. During 1996-1997, Ms. Dillahunty held the position of patent counsel to the Implant Division of ALZA Corporation. Before joining Burns Doane, she was a patent agent and law clerk with the law firm of Heller, Ehrman, White & McAuliffe. Prior to focusing her career on patent law, Ms. Dillahunty held numerous positions in the biotechnology, pharmaceutical and medical device industries, including responsibilities in regulatory affairs and research science. Ms. Dillahunty holds a B.S. in Microbiology from Michigan State University, an MBA from George Washington University, and a JD degree from Stanford Law School.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the impact Ms. Dillahunty will have on the development of the Company’s intellectual property and strategic development and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, alone, or in combination with other therapies, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Erika Moran
210, 1167 Kensington Cr NW	600, 205 5th Ave. SW	11 Stone Street, 3rd Floor
Calgary, Alberta T2N 1X7	Calgary, Alberta T2P 2V7	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 403.266.2453	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	emoran@investorrelationsgroup.com